Exhibit 99.27

Bedrocan Canada commences arbitration proceedings under licensing and distribution agreement with Bedrocan International

Impact of Dispute on Canopy Growth and its Customers to be Negligible

SMITHS FALLS, ON, July 14, 2017 /CNW/—Bedrocan Canada Inc. (“Bedrocan Canada”), a wholly-owned subsidiary of Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX: WEED) has commenced arbitration proceedings against Bedrocan International BV (“Bedrocan International” or the “Licensor”) seeking performance of Bedrocan International’s contractual obligations under the licensing and distribution agreement between the parties (the “LDA”).

Bedrocan Canada asserts the Licensor has withdrawn and/or withheld services, designs, and support contrary to the Licensor’s contractual obligations. Because of this, and due to the fact that Bedrocan International procedures cannot be altered independently of the Licensor, Bedrocan Canada is now seeking redress through the process set out in the LDA.

Canopy Growth, then operating as Tweed Marijuana Inc., completed its acquisition of Bedrocan Canada in August 2015. The acquisition was made in order to diversify the growing platform and brand identities held by the Company. Since this time, Canopy Growth has added a substantial number of brands and growing capacity to its platform. Through this process of expansion, Bedrocan Canada operations have diminished as a percentage of total capacity and brand equity within the Canopy Growth family of companies.

“Canopy Growth has established itself as a global leader in cannabis production, research, and physician education. We will continue our aggressive expansion efforts based on the operational knowhow developed at the Tweed, Tweed Farms, and Mettrum facilities. Seeking redress through an arbitration process is necessary to ensure that the Bedrocan Canada asset is maximized for shareholders and operating at maximum efficiency for the good of patients,” said Bruce Linton, Chairman and CEO.

In spite of the Licensor’s inaction, Canopy Growth has consistently met its contractual obligations as a licensee. The licensed facility operating as Bedrocan Canada remains and will remain an operating asset of Canopy Growth.

The Company is hopeful that with the assistance of arbitration Bedrocan International will comply with its contractual obligations to support its intellectual property with the hope of achieving a greater level of efficiency, reliability and standardization that have become the benchmark of Canopy Growth operations.

As this matter is now being arbitrated, the Company will offer no further comment at this time.

Here’s to Future Growth

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2017/14/c6042.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@canopygrowth.com, 613-769-4196; Investor Relations, Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122, Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 16:26e 14-JUL-17